Mail Stop 3561

July 24, 2007

Mr. Julian R. Geiger
Chairman and Chief Executive Officer
Aeropostale, Inc.
112 West 34th Street
New York, New York 10120

> **RE:** **Aeropostale, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
> **Filed April 2, 2007 and June 13, 2007**
> **File No. 1-31314**

Dear Mr. Geiger:

We have reviewed your response letter dated July 11, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 3, 2007

Note 1. Summary of Significant Accounting Policies, page 33

Segment Reporting, page 36

1. We have considered your response to comment two in our letter dated June 14, 2007. Based on the information you have provided, it appears that your Jimmy' Z retail stores should be presented as a separate reportable segment pursuant to SFAS 131. In this regard, we note that your Jimmy' Z retail stores do not currently exhibit merchandise or gross margins similar to your other operating segments. Moreover, we do not expect that you can predict or demonstrate that the Jimmy' Z stores will exhibit long-term financial performance similar to your other operating segments, given the limited operating history of the Jimmy' Z stores and the uncertainty regarding customer acceptance of this new store concept. Thus please revise your financial statements accordingly. If you would

propose to revise your presentation in future filings rather than amending the historical financial statements, please tell us how you concluded that a revision to the historical financial statements is not required. If you continue to believe you are not required to present the Jimmy' Z retail stores as a separate reportable segment, please provide us further support for your position, including an explanation as to how aggregation of this operating segment with your other operating segments is consistent with the objectives and basic principles of SFAS 131.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief